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                           May 2, 2023

       Peter Arduini
       Chief Executive Officer and Director
       GE HealthCare Technologies Inc.
       500 W. Monroe Street
       Chicago, Illinois 60661

                                                        Re: GE HealthCare
Technologies Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed April 25,
2023
                                                            File No. 333-271435

       Dear Peter Arduini:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Ansart at 202-551-4511 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services
       cc:                                              Christodoulos
Kaoutzanis